Exhibit 99.1

SILVER WHEATON CORP.

Meeting of Holders of

Common Share Purchase Warrants (“First Warrants”)

August 7, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Resolution #1

The disinterested warrantholders approved the entering into by the Company of a supplemental warrant indenture (the “Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share warrant indenture between the Company and CIBC Mellon Trust Company dated June 1, 2005 (the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture, in the form of the resolution included in the Management Information Circular of the Company dated July 7, 2008.

	Total Warrants Voted	Percentage of Votes Cast
Votes in Favour	82,563,304	98.1%
Votes Against	1,558,220	1.9%
Total Votes Cast	84,121,524	100%

SILVER WHEATON CORP.

Meeting of Holders of

Series A Common Share Purchase Warrants (“Series A Warrants”)

August 7, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Resolution #1

The disinterested warrantholders approved the entering into by the Company of a supplemental warrant indenture (the “Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share warrant indenture between the Company and CIBC Mellon Trust Company dated November 30, 2004 (the “Warrant Indenture”), and the terms of the common share purchase warrants governed by the Warrant Indenture, in the form of the resolution included in the Management Information Circular of the Company dated July 7, 2008.

	Total Warrants Voted	Percentage of Votes Cast
Votes in Favour	13,686,833	91.2%
Votes Against	1,316,400	8.8%
Total Votes Cast	15,003,233	100%